EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES COMPUTATION
 (in thousands except ratio of earnings to fixed charges)

Six Months Ended
June 30, 2005
NET INCOME (LOSS):
Income from continuing operations before income taxes and minority interest	$73,823
Portion of rents representative of interest expense	3,514
Interest on indebtedness, including amortization of deferred loan costs	47,354
Amortization of capitalized interest	1,864
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(2,921)

Net income as adjusted	$123,634

FIXED CHARGES:
Portion of rents representative of interest expense	$3,514
Interest on indebtedness, including amortization of deferred loan costs	47,354
Capitalized interest	497

Total fixed charges	$51,365

RATIO OF EARNINGS TO FIXED CHARGES	2.41x